UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

Annual Report Pursuant to Section 15(d) of the
Securities Exchange Act of 1934

 (Mark One)

X	Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934
(No Fee Required)

For the fiscal year ended December 31, 2015

 OR

Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934
(No Fee Required)

For the transition period from              to             .

Commission file number 1-2376

FMC CORPORATION SAVINGS AND INVESTMENT PLAN
Full title of the plan and the address of the plan, if different from that of the issuer named below

FMC CORPORATION
2929 WALNUT STREET
PHILADELPHIA, PA 19104

FMC CORPORATION
SAVINGS AND INVESTMENT PLAN

Report of Independent Registered Public Accounting Firm

To the Employee Welfare Benefits Plan Committee
FMC Corporation Savings and Investment Plan:

We have audited the accompanying statements of net assets available for benefits of the FMC Corporation Savings and Investment Plan (the Plan) as of December 31, 2015 and 2014, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2015 and 2014, and the changes in net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

The supplemental information in the accompanying Schedule H, Line 4i - Schedule of Assets (held at end of year) as of December 31, 2015 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s 2015 financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but includes supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying Schedule H, Line 4i - Schedule of Assets (held at end of year) as of December 31, 2015 is fairly stated in all material respects in relation to the 2015 financial statements as a whole.

/s/KPMG LLP
Philadelphia, Pennsylvania
June 21, 2016

FMC CORPORATION
SAVINGS AND INVESTMENT PLAN
Statements of Net Assets Available for Benefits
December 31, 2015 and 2014
(in thousands)
	2015	2014
Assets:
Investments at fair value	498,135	629,260
Receivables:
Contributions receivable	3,846	4,381
Notes receivable from participants	6,292	8,291
Total assets	508,273	641,932

Adjustment from fair value to contract value for fully benefit-responsive investment contracts (Note 2)	(441)	(1,037)
Net assets available for benefits	507,832	640,895

See accompanying Notes to Financial Statements.

FMC CORPORATION
SAVINGS AND INVESTMENT PLAN
Statements of Changes in Net Assets Available for Benefits
Years Ended December 31, 2015 and 2014
(in thousands)

	2015	2014
Additions:
Interest and dividend income	$17,410	$23,698
Contributions:
Participants	18,179	22,299
Employer	8,443	11,133
Total additions	44,032	57,130

Deductions:
Net depreciation in fair value of investments (Note 4)	67,503	61,913
Benefits paid to participants (Note 1)	109,508	85,139
Administrative expenses (Notes 2 and 7)	84	49
Total deductions	177,095	147,101
Net (decrease)	(133,063)	(89,971)
Net assets available for benefits, beginning of year	640,895	730,866
Net assets available for benefits, end of year	$507,832	$640,895

See accompanying Notes to Financial Statements.

FMC CORPORATION
SAVINGS AND INVESTMENT PLAN
Notes to Financial Statements
December 31, 2015 and 2014

Note 1 - Description of the Plan
The following description of the FMC Corporation Savings and Investment Plan (the Plan) provides only general information. A more complete description of the Plan's provisions may be found in the plan document.

(a)	General
The Plan is a qualified defined contribution plan under Section 401(k) of the Internal Revenue Code, which covers substantially all employees of FMC Corporation (FMC or the Company), other than employees who generally reside or work outside of the United States. Such employees are eligible to participate in the Plan immediately upon commencement of their employment with the Company. The Plan is subject to the provisions of the Employee Retirement Income Security Act (ERISA). The Plan is administered by the Employee Welfare Benefits Plan Committee of FMC Corporation.

(b)	Contributions
Participants may elect to defer no more than 50% of their eligible compensation, and contribute it to the Plan's trust on a pretax (i.e, traditional 401(k)) or after-tax (i.e, Roth 401(k)) basis up to the Internal Revenue Code Section 402(g) limit for 2015 of $18,000. Participants who are aged 50 or older by the end of the plan year may elect to contribute pretax or after-tax contributions, up to a maximum of $6,000. Participants may also elect to make traditional after-tax contributions (all contributions not to exceed 50% of the total compensation in aggregate).
Employees who do not enroll in the Plan within 60 days from their date of hire will be automatically enrolled at a contribution rate of 3% of pre-tax eligible pay. At each of the following two anniversaries of the employees’ enrollment, the contribution rate increases 1% until a 5% contribution rate is reached. Employees who do not want to be automatically enrolled may opt out by electing a 0% contribution rate.
For eligible employees participating in the Plan, except for those employees covered by certain collective bargaining agreements, the Company makes matching contributions of 80% of the portion of those contributions up to 5% of the employee's compensation (Basic Contribution). The Company matching contributions are paid in the form of cash and are allocated to participant accounts based upon the participant's investment elections. For the 2015 plan year, total annual contributions from all sources, other than catch-up contributions, were limited to the Internal Revenue Code Section 415(c) limit of the lesser of 100% of compensation or $53,000.
In addition to the Basic Contribution, all newly hired and rehired salaried and nonunion hourly employees of the Company beginning July 1, 2007 receive an annual employer core contribution of 5% of the employee's eligible compensation. This amount is contributed to the employee's account after the end of each plan year. This change was instituted for these employees effective July 1, 2007, since these employees are not eligible for the Company's defined benefit plan. Also, effective February 1, 2013, existing and newly hired Middleport union employees, except for certain employees who were grandfathered in the defined benefit plan, are eligible for the annual employer core contribution. The 5% core contribution funds are not eligible for participant withdrawals and loans (Note 1(h)) but are subject to the same vesting requirements as discussed in Note 1(f). Additionally, the 5% core contribution funds are included in the 415(c) limit described above but not in the $18,000 402(g) limit on pretax contributions also described above. The amount of these 5% core contributions included in the statements of changes in net assets available for benefits were approximately $3,777,000 and $4,381,000 for the years ended December 31, 2015 and 2014, respectively.

(c)	Participant Account Activity
Each participant's account is credited with the participant's contributions, employer matching contributions, and allocations of plan earnings and losses, as determined by the Plan document. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

FMC CORPORATION
SAVINGS AND INVESTMENT PLAN
Notes to Financial Statements—(Continued)
December 31, 2015 and 2014

(d)	Trust
The Company established a trust (the Trust) at Fidelity Management Trust Company (the Trustee) for investment purposes as part of the Plan. The recordkeeper of the Plan, Fidelity Investments Institutional Operations Company, is an affiliate of the Trustee.

(e)	Investment Options
Upon enrollment in the Plan, a participant may direct his or her contributions in 1% increments to each investment option selected. Participants may also elect to have professionals at the Trustee help manage the investments, under a program called Portfolio Advisory Services at Work. Certain investment options of the Plan qualify for Class K based on volume held by the Plan in these funds. Class K offers the Plan a lower expense ratio compared to similar retail classes. Investment options for both participant and trustee-directed investments are further described in Note 3.

(f)	Vesting
Participants are vested immediately in their contributions plus actual earnings thereon. Vesting in the Company's contributions and related earnings is applied using a graded scale that is based on years of service. A participant is 100% vested after five years of service or if the participant reaches age 55 while employed by the Company.

(g)	Payment of Benefits
Upon termination of service, death or disability, any participant or, if applicable, his or her beneficiary may elect to immediately receive a lump-sum distribution equal to the vested balance of his or her account. Upon attainment of age 59 1/2, participants who are employed by the Company can elect in-service distribution of all vested accounts except the FMC 5% contributions funds discussed in Note 1(b). Participants or beneficiaries whose accounts were valued at not less than $1,000 upon termination are able to elect to defer their lump-sum distribution, take distribution in the form of periodic payments or receive installments (annually, quarterly, or monthly) over a certain period that may not exceed the joint life expectancy of the participant and beneficiary.

(h)	Participant Withdrawals and Loans
The Plan allows participants to make hardship cash withdrawals (subject to income taxation and Internal Revenue Service penalties) from some or all of his or her vested account balances. Withdrawals from participants' after-tax and rollover accounts may be made at any time. Eligible participants may also receive money from the Plan in the form of loans. Loans are secured by participant accounts and repaid through payroll deductions. The minimum that may be borrowed is $1,000. The maximum that may be borrowed is the lesser of $50,000, as adjusted, or 50% of the participant's vested account balance. The Plan limits participant loans to two outstanding loans at any time. Loans must be repaid over a period not greater than 60 months with the exception of loans used for the purchase of a primary residence, which may be repaid over a maximum of 240 months with interest charged at the prime rate at loan inception. As of December 31, 2015, the interest rates on the participant loans range from 3.25% to 9.25%.

(i)	Forfeited Accounts
At December 31, 2015 and 2014, forfeited non-vested accounts totaled $186,801 and $367,484, respectively. These accounts will be used to pay for future plan expenses and may be used to reduce future employer contributions. In 2015 and 2014, $1,089,332 and $685,178, respectively, were paid from forfeited non-vested accounts to reduce employer contributions. Also, in 2015 and 2014, $134,434 and $98,740 respectively, in plan expenses were paid from forfeited non-vested accounts.

FMC CORPORATION
SAVINGS AND INVESTMENT PLAN
Notes to Financial Statements—(Continued)
December 31, 2015 and 2014

(j)	Plan Termination
Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants will become 100% vested in their account balances.

As a result of the sale of the alkali chemicals division of the Company on April 1, 2015, a partial plan termination occurred in 2015. All affected Plan participants were fully vested in their accounts including employer contributions upon the sale.

Note 2 - Summary of Significant Accounting Policies
The following are the significant accounting policies followed by the Plan:

(a)	Basis of Accounting
The Plan's financial statements have been prepared using the accrual basis of accounting.

(b)	Fully Benefit‑Responsive Investment Contracts
Investment contracts held by a defined contribution plan are to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. Contract value is equal to total cost of the investment (amount paid at time of purchase plus or minus any additional deposits or withdrawals) plus accrued interest.
The fully benefit-responsive investment contracts that are part of the Plan are included in the Fidelity Managed Income Portfolio II Class 2 Fund. The statements of net assets available for benefits present the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive contracts from fair value to contract value. The statements of changes in net assets available for benefits are prepared on a contract value basis.
The fully benefit-responsive investment contracts are invested with insurance companies and other approved financial institutions that guarantee repayment of principal with interest at a fixed or fixed minimum rate for a specified period of time.
If an event occurs that may impair the ability of the contract issuer to perform in accordance with the contract terms, fair value may be less than contract value. Certain events may limit the ability of the Plan to transact at contract value with the issuer. Such events may include the following: (i) amendments to the plan documents (including complete or partial termination or merger with another plan); (ii) bankruptcy of the Plan sponsor or other Plan sponsor events (e.g, divestitures or spin-offs of a subsidiary) which cause a significant withdrawal from the Plan; (iii) the failure of the Plan to qualify as tax-exempt. The Plan administrator does not believe that the occurrence of any such event, which would limit the Plan's ability to transact at contract value with participants, is probable.
For the plan years ended December 31, 2015 and 2014, the effective annual yield for the fund was approximately 1.97% and 1.70%, respectively, and the crediting interest rates for the fund were approximately 1.52% and 1.38%, respectively. The crediting interest rate is based on a formula agreed upon with the issuer. Such interest rates are reviewed on a monthly basis for resetting.

(c)	Investment Valuation and Income Recognition
The Plan's investments are reported at fair value. Fair value is the price that would be received to sell an asset or would be paid to transfer a liability in an orderly transaction between participants at the measurement date. See Note 5 for a discussion of fair value measurements.

FMC CORPORATION
SAVINGS AND INVESTMENT PLAN
Notes to Financial Statements—(Continued)
December 31, 2015 and 2014

Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date. Interest income is recorded on the accrual basis. Net appreciation includes gains and losses on investments bought and sold as well as held during the year.

(d)	Notes Receivable from Participants
Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Interest income is recorded on the accrual basis. Delinquent notes receivable from a participant are reclassified as distributions based upon the terms of the Plan document.

(e)	Use of Estimates
The preparation of financial statements in conformity with U.S. generally accepted accounting principles (U.S. GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from these estimates.

(f)	Risks and Uncertainties
The Plan invests in various investment securities. Investment securities, in general, are exposed to various risks such as interest rate, credit risks and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits.

(g)	Payment of Benefits
Benefit payments are recorded when paid.

(h)	Plan Expenses
The compensation and expenses of the Trustee are paid by the Company. All other expenses of the Plan may be paid by the Trustee out of the assets of the Plan and constitute a charge upon the respective investment funds or upon the individual participants' accounts as provided for in the Plan.

FMC CORPORATION
SAVINGS AND INVESTMENT PLAN
Notes to Financial Statements—(Continued)
December 31, 2015 and 2014

(i)	New accounting guidance and regulatory items
In July 2015, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2015-12, Plan Accounting: Defined Benefit Pension Plans (Topic 960), Defined Contribution Pension Plans (Topic 962), Health and Welfare Benefit Plans (Topic 965): (Part I) Fully Benefit-Responsive Investment Contracts, (Part II) Plan Investment Disclosures, (Part III) Measurement Date Practical Expedient. Part I includes measuring and presenting fully benefit responsive investment contracts at contract value. Part I eliminates various requirements for plan investment disclosures, such as net appreciation/depreciation by general investment by type and individual investments that represent 5% or more of net assets. Part III provides a practical expedient that permits a plan to measure investments as of a month-end date closest to the plan's fiscal year-end. Part III is not applicable to the Plan. ASU 2015-12 is effective for the Plan year beginning after December 15, 2015 (i.e January 1, 2016), with early adoption permitted and retrospective application required. The adoption of this standard will eliminate the presentation of the fully benefit responsive investment contracts at fair value on the statements of net assets available for benefits and will simplify or eliminate certain investment disclosures to the Plan’s financial statements. The adoption of this standard is not expected to have a material impact to the Plan's financial statements.
In May 2015, the FASB issued ASU 2015-07, Fair Value Measurement (Topic 820): Disclosures for Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent) (“ASU 2015-07”). ASU 2015-07 removes the requirements to categorize within the fair value hierarchy all investments for which fair value is measured using the net asset value per share practical expedient. However, sufficient information must be provided to permit a reconciliation of the fair value of assets categorized within the fair value hierarchy to the amounts presented in the statement of net assets available for benefits. ASU 2015-07 also removes the requirement to make certain disclosures for all investments that are eligible to be measured at fair value using the net asset value per share practical expedient. The Plan is required to adopt the provisions of ASU 2015-07 for reporting periods beginning after December 15, 2015 with early adoption permitted. The adoption of this standard will not have a material impact to the Plan’s financial statements.

Note 3 - Description of Investments
The objectives of the primary investments in which participants could invest in 2015 are described below:
Common Stocks:
FMC Stock - Funds are invested in the common stock of the Company.
Mutual Funds:
Large Cap Funds:
Clipper Fund - Fund's portfolio is principally in common stocks (including indirect holdings of common stock through depositary receipts) issued by large companies with market capitalizations of at least $10 billion.
Fidelity Blue Chip Growth Fund Class K - Funds are invested primarily in the common stock of well-known and established companies.
Sequoia Fund - Fund investments are concentrated in equity securities of U.S. and non-U.S. companies that the fund managers believe are undervalued at the time of purchase and have the potential for growth.

FMC CORPORATION
SAVINGS AND INVESTMENT PLAN
Notes to Financial Statements—(Continued)
December 31, 2015 and 2014

John Hancock Classic Value Fund - Class I - Funds are invested primarily in domestic equity securities, which are currently considered undervalued relative to the market by the fund manager, based on estimated future earnings and cash flow.
Fidelity Magellan Fund Class K - Funds are primarily invested in common stock of growth or value companies. This fund is closed to new contributions and exchanges.
Mid Cap Funds:
Fidelity Low-Priced Stock Fund Class K - Funds are heavily invested in stocks considered to be undervalued by the fund manager, which can lead to investment in small and medium-sized companies.
Wells Fargo Advantage Discovery Fund Class R6 - Fund invests at least 80% of its net assets in equity securities of small- and medium- capitalization companies; and 25% of funds total assets in equity securities of foreign issuers.
Small Cap Funds:
Managers Cadence Emerging Companies Fund - Institutional Class -The fund primarily invests at least 80% of its net assets in "emerging companies." It will invest at least 80% of its net assets, under normal circumstances, in U.S. companies with market capitalizations within the range of the Russell Microcap® Index and the Russell 2000® Index. The fund may invest a portion of its assets in real estate investment trusts (REITs).
Royce Special Equity - Institutional Class - Fund invests at least 80% of its assets in common stock of companies with market capitalizations less than $2.5 billion, attempting to find inexpensive companies with high returns on assets and low leverage. The fund invests in companies whose price is significantly lower than the fund managers' assessment of their economic value.
Blended Funds:
Fidelity Freedom K Funds - A series of asset allocation funds: Freedom K 2005 Fund, Freedom K 2010 Fund, Freedom K 2015 Fund, Freedom K 2020 Fund, Freedom K 2025 Fund, Freedom K 2030 Fund, Freedom K 2035 Fund, Freedom K 2040 Fund, Freedom K 2045 Fund, Freedom K 2050 Fund, Freedom K 2055 Fund, and Freedom K 2060 Fund. The twelve target date funds are designed for investors who want a simple approach to investing for retirement by investing in a collection of other Fidelity mutual funds by targeting their retirement dates.
Fidelity Freedom K Income Fund - Designed for those already in retirement, the fund emphasizes bond and money market mutual funds.
Fidelity Puritan Fund Class K - Funds are invested in both equity and debt securities, including lower-quality debt securities, and U.S. and foreign securities, including those in emerging markets.
International Funds:
Spartan International Index Fund - Fund normally invests at least 80% of its assets in common stock included in the Morgan Stanley Capital International Europe, Australasia, and the Far East Index (MSCI EAFE Index), which represents the performance of foreign stock markets.
Fidelity Diversified International Fund Class K - Funds are invested primarily in stock of companies located outside the United States.
Franklin Mutual Quest Fund Class Z - Funds are invested primarily in common and preferred stock, debt securities, and convertible securities with a significant portion of the fund's assets in foreign securities.
Income Funds:
Fidelity Capital and Income Fund - Funds are invested in equity and debt securities, including defaulted securities, with emphasis on lower-quality debt securities.

FMC CORPORATION
SAVINGS AND INVESTMENT PLAN
Notes to Financial Statements—(Continued)
December 31, 2015 and 2014

PIMCO Total Return - Institutional Class - Funds are invested primarily in U.S. government, corporate, mortgage, and foreign bonds.
Spartan US Bond Index Advantage - Fund normally invests at least 80% of its assets in bonds included in the Barclays U.S. Aggregate Bond Index.
Commingled Funds:
Large Cap Index Fund:
Fidelity U.S. Equity Index Pool Fund - Funds are invested primarily in common stock of the 500 companies that comprise the S&P 500.
Money Market Funds:
Fidelity Retirement Government Money Market Portfolio - Funds are invested in short-term obligations of the U.S. government or its agencies.
Fully Benefit-Responsive Investment Contracts:
Stable Value Fund
Fidelity Managed Income Portfolio II Class 2 - Funds are invested in investment contracts offered by insurance companies and other approved financial institutions. The selection of these contracts and administration of this fund is directed by the fund's investment manager.

Note 4 - Investments
The following investments represent 5% or more of the Plan's net assets available for benefits as of December 31, 2015 and 2014:

	December 31,
(in thousands)	2015	2014
FMC Stock	$115,004	$187,369
Fidelity Managed Income Portfolio II Class 2	61,887	72,018
Sequoia Fund	34,216	40,967
Fidelity Blue Chip Growth Fund Class K	28,386	N/A (1)
_______________
(1)    Fund was less than 5% of the Plan's net assets available for benefits for the year ended December 31, 2014.

For the years ended December 31, 2015 and 2014, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) (depreciated) appreciated as follows:

	Years ended December 31,
(in thousands)	2015	2014
Common Stock	$(53,861)	$(62,167)
Mutual Funds (1)	(13,984)	(2,180)
Commingled Funds (1)	342	2,434
Net (depreciation) appreciation in investments	$(67,503)	$(61,913)
_______________
(1)    See Note 3 for the individual investments that comprise these investment categories.

Note 5 - Fair Value Measurements
The Plan has categorized its assets that are recorded at fair value, based on the priority of the inputs to the valuation technique, into a three-level fair value hierarchy. The fair value hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy are as follows:
Level 1 - Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.
Level 2 - Inputs other than Level 1 that are observable, such as quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in inactive markets; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the asset or liability.
Level 3 - Inputs based on prices or valuation techniques that are both unobservable and significant to the overall fair value measurement. These unobservable inputs reflect the Plan's own assumptions about the

FMC CORPORATION
SAVINGS AND INVESTMENT PLAN
Notes to Financial Statements—(Continued)
December 31, 2015 and 2014

assumptions a market participant would use in pricing the asset or liability. There were no Level 3 assets held as of December 31, 2015 and 2014.
If the inputs used to measure a financial asset or liability fall within different levels of the fair value hierarchy, the categorization is based on the lowest level input that is significant to the fair value measurement.
Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2015 and 2014.
Common stock:
Valued at the closing price reported on the active exchange or market in which the individual asset is traded, and therefore, presented as Level 1.
Mutual Funds:
Fair value of the mutual funds is determined using net asset value (NAV). The NAV of the mutual funds is quoted daily on an active market, and therefore, presented as Level 1.
Commingled Funds:
Fair value of the commingled funds is based on NAV. NAV is determined by each fund's trustee based on the fair value of the underlying securities held less liabilities held by the fund, similar to mutual funds listed above. The majority of the underlying securities held by the commingled funds are quoted on an active market; however, a portion of the underlying securities are not directly traded on active markets. Since the underlying securities of commingled funds fall within different levels of the hierarchy, the commingled funds are presented as Level 2.
Fully Benefit-Responsive Investment Contracts:
These financial instruments represent fixed income securities and money market funds, which are wrapped by third party investment contracts issued by insurance companies and other financial institutions.
The underlying fixed income securities include U.S. Treasury and agency bonds, foreign government and government agency bonds, corporate bonds, U.S. government agency mortgage securities, commercial mortgage-backed securities, asset-backed securities and cash. The fair value of these financial instruments are determined based on NAV. Similar to commingled funds noted above, the underlying securities are traded on active markets.
The fair value of the investment contracts (i.e., the wrap contracts) is calculated using a discounted cash flow model that considers recent bids as determined by recognized dealers, discount rate, and the duration of the underlying portfolio. The fair value of the wrap contracts represent an insignificant portion of the total fair value of the fully benefit-responsive investment contract itself; therefore, the investment is presented as Level 2.
The following table presents the Plan's fair value hierarchy for those financial assets measured at fair value on a recurring basis in the Plan's statements of net assets available for benefits as of December 31, 2015 and 2014. The Plan currently does not have any nonfinancial assets, nonfinancial liabilities, financial assets, or financial liabilities measured at fair value on a nonrecurring basis.

FMC CORPORATION
SAVINGS AND INVESTMENT PLAN
Notes to Financial Statements—(Continued)
December 31, 2015 and 2014

(in thousands)	December 31, 2015	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Common Stock:	$115,004	$115,004	$—	$—
Mutual Funds:
Large Cap	88,107	88,107	—	—
Mid Cap	36,922	36,922	—	—
Small Cap	11,113	11,113	—	—
Blended	73,785	73,785	—	—
International	37,892	37,892	—	—
Income	40,961	40,961	—	—
Commingled Funds:
Large Cap Index Fund	19,929	—	19,929	—
Money Market Funds	12,535	—	12,535	—
Fully Benefit- Responsive Investment Contracts:
Stable Value Fund	61,887	—	61,887	—
Investment assets at fair value	$498,135	$403,784	$94,351	$—

(in thousands)	December 31, 2014	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Common Stock:	$187,369	$187,369	$—	$—
Mutual Funds:
Large Cap	99,946	99,946	—	—
Mid Cap	44,838	44,838	—	—
Small Cap	12,197	12,197	—	—
Blended	80,281	80,281	—	—
International	45,414	45,414	—	—
Income	49,520	49,520	—	—
Commingled Funds:
Large Cap Index Fund	22,223	—	22,223	—
Money Market Funds	15,454	—	15,454	—
Fully Benefit- Responsive Investment Contracts:
Stable Value Fund	72,018	—	72,018	—
Investment assets at fair value	$629,260	$519,565	$109,695	$—

Note 6 - Tax Status
The Internal Revenue Service (the IRS) has determined and informed the Company by letter dated December 23, 2015 that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (the IRC). Although the Plan has been amended since receiving the determination letter, the Plan administrator and th

FMC CORPORATION
SAVINGS AND INVESTMENT PLAN
Notes to Financial Statements—(Continued)
December 31, 2015 and 2014

e Plan's tax and ERISA counsel believe that the Plan is designed and is currently being operated in compliance with the applicable provisions of the IRC, and therefore, believe that the Plan is qualified and the related trust is tax-exempt.
In accordance with U.S. GAAP, plan management analyzed the tax positions taken by the Plan and concluded that as of December 31, 2015, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes the Plan is no longer subject to income tax examinations for years prior to 2012.

Note 7 - Related‑Party Transactions
Certain plan investments are managed by Fidelity Management Trust Company. Fidelity Management Trust Company is the Trustee as defined by the Plan, and therefore, these transactions qualify as party-in-interest transactions. Fees paid by the Plan for investment management and certain administrative services amounted to approximately $84,000 and $49,000 for the years ended December 31, 2015 and 2014, respectively.

Note 8 - Reconciliation of Financial Statements to Form 5500
The following is a reconciliation of the Plan's net assets available for benefits per the financial statements to the Form 5500 at December 31, 2015 and 2014:

(in thousands)	2015	2014
Net assets available for benefits per the financial statements	$507,832	$640,895
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	441	1,037
Net assets available for benefits per the Form 5500	$508,273	$641,932

The following is a reconciliation of the net decrease in net assets available for benefits per the financial statements to the Form 5500 for the year ended December 31, 2015:

(in thousands)	2015
Net decrease in net assets available for benefits per the financial statements	$(133,063)
Change in the adjustment from contract value to fair value for fully benefit-responsive investment contracts	(596)
Net decrease in net assets available for benefits per the Form 5500	$(133,659)

FMC CORPORATION
SAVINGS AND INVESTMENT PLAN
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2015
(In thousands, except shares)

Identity of issuer, borrower, lessor, or similar party	Description of investment, including maturity date, rate of interest, collateral, par, or maturity value	Current Value
FMC Stock*	FMC Corporation Common Stock, approximately 2,938,952 shares (the cost basis of the FMC Corporation Stock at December 31, 2015 totaled $73,706)	$115,004
Clipper Fund	Stock Long-Term Growth Fund	16,174
Fidelity Blue Chip Growth Fund Class K*	Large Companies Stock Fund	28,386
Fidelity Capital and Income Fund*	Equity Income and Growth Fund	14,061
Fidelity Diversified International Fund Class K*	Growth Mutual Fund of Foreign Companies	17,543
Fidelity Freedom 2005 K Fund*	Invest in stock, bonds, and money market mutual funds	11
Fidelity Freedom 2010 K Fund*	Invest in stock, bonds, and money market mutual funds	3,040
Fidelity Freedom 2015 K Fund*	Invest in stock, bonds, and money market mutual funds	3,620
Fidelity Freedom 2020 K Fund*	Invest in stock, bonds, and money market mutual funds	19,665
Fidelity Freedom 2025 K Fund*	Invest in stock, bonds, and money market mutual funds	3,982
Fidelity Freedom 2030 K Fund*	Invest in stock, bonds, and money market mutual funds	12,594
Fidelity Freedom 2035 K Fund*	Invest in stock, bonds, and money market mutual funds	3,727
Fidelity Freedom 2040 K Fund*	Invest in stock, bonds, and money market mutual funds	11,523
Fidelity Freedom 2045 K Fund*	Invest in stock, bonds, and money market mutual funds	2,065
Fidelity Freedom 2050 K Fund*	Invest in stock, bonds, and money market mutual funds	1,799
Fidelity Freedom 2055 K Fund*	Invest in stock, bonds, and money market mutual funds	619
Fidelity Freedom 2060 K Fund*	Invest in stock, bonds, and money market mutual funds	29
Fidelity Freedom K Income Fund*	Asset allocation series funds, primarily invest in other Fidelity mutual funds	1,874
Fidelity Low-Priced Stock Fund Class K*	Growth Mutual Fund	24,749
Fidelity Magellan Fund Class K*	Stock Long-Term Growth Fund	4,760
Fidelity Managed Income Portfolio II Class 2*	Portfolio includes investment contracts offered by major insurance companies and other approved financial institutions	61,887
Fidelity Puritan Fund Class K*	Stock and Bond Fund	9,237
Fidelity Retirement Government Money Market Portfolio*	Money Market Mutual Fund	12,535
Fidelity U.S. Equity Index Pool Fund*	Stock Index Fund	19,929
John Hancock Classic Value Fund Class I	Domestic Equity Mutual Fund	4,571
Wells Fargo Advantage Discovery Fund R6	Growth Mutual Fund	12,173
Franklin Mutual Quest Fund Class Z	Stock Long-Term Growth Fund	13,197
Managers Cadence Emerging Companies Fund - Institutional Class	Growth Mutual Fund	7,942
PIMCO Total Return - Institutional Class	Bond Mutual Fund	21,744
Royce Special Equity - Institutional Class	Stock Long-Term Growth Fund	3,171
Sequoia Fund	Stock Long-Term Growth Fund	34,216
Spartan US Bond Index Advantage	Stock Index Fund	5,156
Spartan International Index Fund	International Growth Fund	7,152
Total Investments at Fair Value		498,135
Participant loans * (1)	Varying rates of interest, ranging from 3.25% to 9.25%, maturing 2015 to 2019	6,292
Total assets		$504,427

* Represents a party-in-interest to the Plan.
(1) Current value represents unpaid principal balance plus any accrued but unpaid interest.
See accompanying report of independent registered public accounting firm.

Signatures
The Plan
Pursuant to the requirements of the Securities Exchange Act of 1934, FMC Corporation, as plan administrator, has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

FMC CORPORATION (Registrant)

By:	/S/ PAUL W. GRAVES
Paul W. Graves Executive Vice President and Chief Financial Officer
Date: June 21, 2016

EXHIBIT INDEX

Exhibit No.	Exhibit Description

23.1	Consent of Independent Registered Public Accounting Firm